DON A. PARADISO P.A.

       2072 South Military Trail, Suite 7, West Palm Beach, Florida 33415
            (561) 649-1000 Fax (561) 649-9000 Paradiso@ix.netcom.com


Don A. Paradiso
Member New York and Florida Bar

April 6, 2000

Board of Directors
Icon Acquisition Corp.
5956 NW 63rd Way
Parkland, Florida 33067

Re: Ikon Acquisition Corp. (ICON)

Dear Sirs:

     This will serve as an opinion of counsel for Icon Acquisition Corp. ("ICON"). Reference is made to the Securities Exchange Act of 1934, (the "Act") with respect to the issuance of shares of ICON common stock, par value $0.001 per share, to certain persons identified as investors in ICON, (collectively, the "Shares"). In connection herewith, I have examined originals or copies identified to my satisfaction, of such documents, records and instruments as I have deemed necessary for the purpose of this opinion, including, among other things, the ICON Articles of Incorporation, the Bylaws of the company, and the minutes of the meetings of the Officers, Directors and Shareholders of the company. Based upon the foregoing, and to the best of my knowledge, I am of the opinion that:

     I. ICON is a Corporation which was duly organized in the State of New York on November 28, 1994 and has filed all tax returns and documents necessary to be a Corporation validly existing and in good standing in the State of New York.

     2. The authorized capital stock of ICON consists of 20 million shares of $.001 par value common stock, all of the shares currently issued and outstanding are fully paid and non-assessable, free of liens, encumbrances, and options. No other equity or debt securities of ICON have been issued. All securities issued to date have been issued pursuant to available exemptions from registration under applicable State and Federal securities laws at the time of issuance.

     3. There is no action, suit, proceeding, order or investigation pending or threatened against or affecting ICON at law or in equity or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality.

     4. At no time has ICON been:  a) subject to the reporting  requirements  of
Section 13 or 15(c) of the Act, or b) an "investment company" within the meaning of Federal securities laws.

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     5. The securities exchanges by ICON prior to the date of this letter do not appear to the undersigned attorney to have been attempts to evade any registration or resale requirements of the securities laws of the United States or any of it's States then in effect.

     6. There is no action, suit, proceeding, order or investigation pending or threatened against or affecting ICON at law or in equity or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality and there is no reasonable basis for any of the foregoing and there are no arbitration proceedings pending to which ICON is a party. There is no applicable local, state or federal law which would, as a result of the purchase by Buyer of the Shares, impair, restrict or delay the voting rights appurtenant to the Shares.

     7. Concerning the Form D filed by ICON with the SEC, ICON was entitled to effectuate such filing at the time and receive any benefit such filing gave ICON.

     8. In addition, if any shares of ICON stock are held by non-affiliates for at least one year since same were acquired from ICON or an affiliate, said shares will be eligible for sale pursuant to Rule 144(k), provided such sale is not prohibited by any of the other provisions of Rule 144.

     9. The securities exchanges by ICON to date complied with any applicable registration or resale requirements of the securities laws of the United States or any of it's States in effect at the time of the exchanges, or were exempt therefrom.

     10. ICON had complied with the requirements of Rule 504 of Regulation D promulgated pursuant to the Securities Act of 1933 (the "Act") in the Exchange Offering made on or before this acquisition of a controlling interest by you, Buyer, and as such, the filing provides for an exemption from registration of the shares so exchanged.

     11. At or about November 29, 1994, I was advised by the principals and controlling Shareholders of ICON that none of it's shareholders (with the exception of the controlling Shareholders, Officers and Directors of ICON) were affiliated with any Director, Officer or promoter of ICON or any beneficial owner of 10% or more of ICON's securities.

     12. If within the 12-month period commenced October 2, 1996, (the "Exemption window"), ICON shall not have made any offers or sales in the United States unless such offers and sales had been registered under the Act, and under any applicable state securities laws, provided, however, that ICON may have made additional sales of securities within the Exemption Window pursuant to Rule 504 of Regulation D under the Act (and corresponding state exemptions from registration, if available) to the extent that the aggregate offering price of such sales, when aggregated with the aggregate offering price of prior sales, does not exceed $1,000,000, ICON should be entitled to rely upon the exemption from registration provided for under Rule 504 of Regulation D.

     I have been informed that ICON, during the Exemption Window, had not made any registration offering of securities on such terms as shall have caused it to be subject to "integration," within the meaning of Rule 504 of Regulation D under the Act, with any prior offering of ICON.

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     13. The  un-certificated,  "book entry" interest in Icon Holding Co. issued to the shareholders of SLP Technology Corp. on August 23, 1994 should be deemed a recapitalization pursuant to the express provisions of Rule 144(d) (3) (viii) and Release Number 6862 of the Securities and Exchange Commission. Having reviewed the corporate meetings and minutes of the issuer, as well as those of it's predecessors in interest, I am of the opinion therefore that the holder's holding period for shares received in the distribution will include the holding period commenced more than two years prior to the date of acquisition of the shares.

     Solely based upon the assumptions noted above, I am of the opinion that the shares which are held by a "non-affiliated person" of the issuer are not subject to any resale restrictions imposed by the Act, so long as the seller has been a "non-affiliated person" of the issuer for three months prior to the date of the sale, and that furthermore any shares held by a "non-affiliated person" are not subject to the volume limitations imposed by the Act upon the resale thereof, and have so informed the Officers and Directors of the company.

     The opinions and conclusions expressed herein are based in part upon facts provided to me by ICON and certain Officers, Directors, shareholders and employees of ICON.

     Caution is given to anyone referring to this correspondence that opinion letters of counsel are not binding upon the Securities and Exchange Commission nor on the courts. To the extent that persons relying on this letter may have knowledge of facts or circumstances which are contrary to those upon which this opinion is based, then this opinion would not be applicable. Further, this opinion may be withdrawn at any time if information is discovered which would cause me to change my opinion or if any state or federal agency or court takes an adverse position.

        Sincerely, ,


        By: /s/ Don A. Paradiso, Esq.
        -----------------------------
                Don A. Paradiso
                For the Firm

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